The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

February 11, 2015

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jeff Long

Re:	The Royce Fund (File Nos. 002-80348 and 811-03599)
Royce Focus Trust, Inc. (File Nos. 005-44423 and 811-05379)
Royce Global Value Trust, Inc. (File Nos. 333-172858 and 811-22532)
Royce Micro-Cap Trust, Inc. (File Nos. 005-45639 and 811-08030)
Royce Value Trust, Inc. (File Nos. 333-172859 and 811-04875)
(each, a “Fund” and collectively, the “Funds”)

Dear Mr. Long:

This letter is in response to telephonic comments received from the staff of the Securities and Exchange Commission (the “Commission”) on January 6, 2015 in connection with the staff’s review of each Fund’s financial statements contained in its annual report to its shareholders/stockholders for the year ended December 31, 2013.  The undersigned has been advised that such review was performed by the Commission staff pursuant to the requirements of the Sarbanes-Oxley Act of 2002.  Set forth below are the Commission staff’s comments in italics along with the Funds’ responses to those comments.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as Edgar correspondence.

Response: Each Fund acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to those filings; and (iii) none of the Funds may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment: Please state separately the total amount payable by any Fund to any of its officers or directors/trustees as of the applicable period end in accordance with the requirements of Rule 6-04(12) under Regulation S-X.

Response: Because each Fund had accrued expenses payable to its independent directors/trustees as of December 31, 2014, each Fund will separately state such amounts in the statement of assets and liabilities contained its annual report to its shareholders/stockholders for the year ended December 31, 2014 by adding a line item entitled “Payable for trustees’/directors’ fees” to the “Liabilities” section.

3.
To the extent the Funds’ investment advisory fee waiver and expense reimbursement agreements contain provisions that allow Royce & Associates, LLC (“R&A”) to recoup amounts paid, waived, or reimbursed by R&A to a Fund in fulfillment of the related contractual expense cap, please disclose any amounts payable by a Fund to R&A as of the applicable period end pursuant to those recoupment provisions.

Response: We hereby confirm that the Funds’ current investment advisory fee waiver and expense reimbursement agreements do not contain any recoupment provisions.

* * * * *
We believe that our responses as set forth above are responsive to the Commission staff’s comments.  Please contact me at (212) 508-4572 if you have any related questions or comments.

Very truly yours,

/s/John D. Diederich
John D. Diederich Principal Financial Officer, The Royce Funds